UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2009 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				972,112,654		63.3324	31.6662
Non-Voting Shares				42,789,839		2.7877	1.3938
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	5-May	29	23.40	R$ 678.60
Common Shares		Buy	5-May	17	23.35	R$ 396.95
Common Shares		Total		46		R$ 1,075.55
Non-Voting Shares		Buy	5-May	48	28.39	R$ 1,362.72
Non-Voting Shares		Buy	5-May	13	28.42	R$ 369.46
Non-Voting Shares		Total		61		R$ 1,732.18
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				972,112,700		63.3325	31.6662
Non-Voting Shares				42,789,900		2.7877	1.3938

Controller's=Controlador

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2009 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,774,392		0.7019	0.3509
Non-Voting Shares				15,034,274		0.9794	0.4897
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	4-May	800	23.15	R$ 18,520.00
Common Shares		Buy	6-May	6	24.24	R$ 145.44
Common Shares		Buy	6-May	26	24.29	R$ 631.54
Common Shares		Buy	12-May	94	22.94	R$ 2,156.36
Common Shares		Buy	12-May	20	22.80	R$ 456.00
Common Shares		Buy	12-May	12	22.94	R$ 275.28
Common Shares		Buy	12-May	100	22.85	R$ 2,285.00
Common Shares		Total		1,058		R$ 24,469.62
Non-Voting Shares		Buy	4-May	10	28.02	R$ 280.20
Non-Voting Shares		Buy	6-May	32	29.71	R$ 950.72
Non-Voting Shares		Buy	12-May	65	27.83	R$ 1,808.95
Non-Voting Shares		Buy	12-May	100	27.81	R$ 2,781.00
Non-Voting Shares		Buy	12-May	82	27.86	R$ 2,284.52
Non-Voting Shares		Buy	12-May	100	27.84	R$ 2,784.00
Non-Voting Shares		Buy	19-May	66	28.74	R$ 1,896.84
Non-Voting Shares		Buy	19-May	6	28.55	R$ 171.30
Non-Voting Shares		Total		461		R$ 12,957.53
Non-Voting Shares		Sell	4-May	635	27.75	R$ 17,621.25
Non-Voting Shares		Sell	4-May	30	27.80	R$ 834.00
Non-Voting Shares		Sell	4-May	20	27.84	R$ 556.80
Non-Voting Shares		Total		685		R$ 19,012.05
Closing Balance
Type of Securities/Derivatives					Quantity	% of participation
						Same type of Shares	Total
Common Shares					10,775,450	0.7020	0.3510
Non-Voting Shares					15,034,050	0.9794	0.4897

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			6	0.0624	0.0624
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			6	0.0624	0.0624
Non-Voting Shares			0	0.0000	0.0000

Board of Directors=Cons.Adm

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2009 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company:Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee			( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				773,270		0.0503	0.0251
Non-Voting Shares				1,895,240		0.1234	0.0617
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	4-May	17	23.28	R$ 395.76
Common Shares		Buy	4-May	24	23.43	R$ 562.32
Common Shares		Buy	4-May	26	23.49	R$ 610.74
Common Shares		Buy	4-May	28	23.00	R$ 644.00
Common Shares		Buy	4-May	33	23.30	R$ 768.90
Common Shares		Buy	4-May	15	22.80	R$ 342.00
Common Shares		Buy	5-May	82	23.40	R$ 1,918.80
Common Shares		Buy	5-May	42	23.45	R$ 984.90
Common Shares		Buy	6-May	30	24.50	R$ 735.00
Common Shares		Buy	6-May	16	24.51	R$ 392.16
Common Shares		Buy	7-May	25	23.09	R$ 577.25
Common Shares		Buy	13-May	1,000	21.90	R$ 21,900.00
Common Shares		Buy	18-May	18	23.15	R$ 416.70
Common Shares		Buy	18-May	32	23.48	R$ 751.36
Common Shares		Buy	25-May	10	23.50	R$ 235.00
Common Shares		Total		1,398		R$ 31,234.89
Common Shares		Sell	19-May	1,000	23.15	R$ 23,150.00
Common Shares		Sell	19-May	300	23.17	R$ 6,951.00
Common Shares		Sell	19-May	500	23.18	R$ 11,590.00
Common Shares		Sell	19-May	600	23.19	R$ 13,914.00
Common Shares		Sell	19-May	1,600	23.20	R$ 37,120.00
Common Shares		Sell	19-May	100	23.21	R$ 2,321.00
Common Shares		Sell	19-May	900	23.24	R$ 20,916.00
Common Shares		Sell	19-May	1,000	23.29	R$ 23,290.00
Common Shares		Sell	19-May	500	23.34	R$ 11,670.00
Common Shares		Sell	19-May	500	23.50	R$ 11,750.00
Common Shares		Sell	19-May	500	23.59	R$ 11,795.00
Common Shares		Total		7,500		R$ 174,467.00
Non-Voting Shares		Buy	4-May	28	28.19	R$ 789.32
Non-Voting Shares		Buy	4-May	42	28.01	R$ 1,176.42
Non-Voting Shares		Buy	4-May	36	27.56	R$ 992.16
Non-Voting Shares		Buy	4-May	10	27.60	R$ 276.00
Non-Voting Shares		Buy	4-May	54	28.05	R$ 1,514.70
Non-Voting Shares		Buy	4-May	34	27.65	R$ 940.10
Non-Voting Shares		Buy	5-May	44	28.50	R$ 1,254.00
Non-Voting Shares		Buy	5-May	47	28.43	R$ 1,336.21
Non-Voting Shares		Buy	5-May	2	28.62	R$ 57.24
Non-Voting Shares		Buy	5-May	28	28.67	R$ 802.76
Non-Voting Shares		Buy	6-May	22	30.01	R$ 660.22
Non-Voting Shares		Buy	7-May	13	28.00	R$ 364.00
Non-Voting Shares		Buy	7-May	300	27.99	R$ 8,397.00
Non-Voting Shares		Buy	7-May	41	28.66	R$ 1,175.06
Non-Voting Shares		Buy	7-May	41	28.64	R$ 1,174.24
Non-Voting Shares		Buy	7-May	22	28.09	R$ 617.98
Non-Voting Shares		Buy	7-May	7	28.93	R$ 202.51
Non-Voting Shares		Buy	7-May	49	28.17	R$ 1,380.33
Non-Voting Shares		Buy	7-May	8	28.54	R$ 228.32
Non-Voting Shares		Buy	8-May	4	28.99	R$ 115.96
Non-Voting Shares		Buy	13-May	32	27.00	R$ 864.00
Non-Voting Shares		Buy	18-May	32	28.34	R$ 906.88
Non-Voting Shares		Buy	18-May	29	28.13	R$ 815.77
Non-Voting Shares		Buy	19-May	35	28.50	R$ 997.50
Non-Voting Shares		Buy	19-May	56	28.60	R$ 1,601.60
Non-Voting Shares		Buy	19-May	14	28.70	R$ 401.80
Non-Voting Shares		Buy	25-May	29	28.80	R$ 835.20
Non-Voting Shares		Buy	27-May	4	29.99	R$ 119.96
Non-Voting Shares		Buy	29-May	43	29.53	R$ 1,269.79
Non-Voting Shares		Total		1,106		R$ 31,267.03
Non-Voting Shares		Sell	4-May	5,000	28.30	R$ 141,500.00
Non-Voting Shares	Geração Futuro Corretora de Valores S.A.	Sell	14-May	19	27.41	R$ 520.79
Non-Voting Shares		Sell	14-May	1,500	27.60	R$ 41,400.00
Non-Voting Shares		Total		6,519		R$ 183,420.79
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				767,168		0.0499	0.0249
Non-Voting Shares				1,889,827		0.1231	0.0615

Board Exec.Officers=Dir.Exec

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2009 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				8,252		0.0005	0.0002
Non-Voting Shares				150,810		0.0098	0.0049
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	7-May	14	23.79	R$ 333.06
Common Shares		Total		14		R$ 333.06
Non-Voting Shares		Buy	7-May	82	28.26	R$ 2,317.32
Non-Voting Shares		Buy	7-May	19	28.22	R$ 536.18
Non-Voting Shares		Buy	8-May	48	28.80	R$ 1,382.40
Non-Voting Shares		Total		149		R$ 4,235.90
Non-Voting Shares		Sell	20-May	47	28.86	R$ 1,356.42
Non-Voting Shares		Sell	20-May	603	28.95	R$ 17,456.85
Non-Voting Shares		Total		650		R$ 18,813.27
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				8,266		0.0005	0.0002
Non-Voting Shares				150,309		0.0097	0.0048

Audit Committee=Cons.Fiscal

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2009 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				36		0.0000	0.0000
Non-Voting Shares				4,774		0.0003	0.0001
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	19-May	32	23.41	R$ 749.12
Common Shares		Total		32		R$ 749.12
Non-Voting Shares		Buy	19-May	44	28.69	R$ 1,262.36
Non-Voting Shares		Total		44		R$ 1,262.36
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				68		0.0000	0.0000
Non-Voting Shares				4,818		0.0003	0.0001

Technical and Advisory Ag

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.